UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Cleveland BioLabs, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185860-10-3
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 185860-10-3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Andrei Gudkov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,933,959

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,933,959

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,933,959

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).                                Name of Issuer:

Cleveland BioLabs, Inc.

Item 1(b).                                Address of Issuer's Principal Executive Offices:

73 High Street
Buffalo, NY 14203

Item 2(a).                                Name of Person Filing:

Andrei Gudkov

Item 2(b).                                Address of Principal Business Office or, if None, Residence:

73 High Street
Buffalo, NY 14203

Item 2(c).                                Citizenship:

United States of America

Item 2(d).                                Title of Class of Securities:

Common Stock, $0.005 par value per share

Item 2(e).                                  CUSIP Number:

185860-10-3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.                                     Ownership

(a)                                            Amount beneficially owned:

1,933,959 shares

(b)                                             Percent of class:

5.4%

(c)                             Number of shares as to which such person has:

(i)                             sole power to vote or to direct the vote:

1,933,959 shares

(ii)                            shared power to vote or to direct the vote:

0 shares

(iii)                           sole power to dispose or to direct the disposition of:

1,933,959 shares

(iv)                           shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2012	ANDREI GUDKOV

/s/ Andrei Gudkov
Name: Andrei Gudkov Title: Chief Scientific Officer